FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of                     July                    ,      2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                        No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES
RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2006
Management Policy
Operating Results and Financial Conditions
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date July 27, 2006	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following material is included.
1.	Results For The Second Quarter And The First Half Ended June 30, 2006

2.	Notice regarding revision of projected dividend for the fiscal year ending December 31, 2006 (the 106th Business Term)

RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2006
July 27, 2006
CONSOLIDATED RESULTS FOR THE FIRST HALF

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual						Projected
	Six months	Six months			Six months	Year ended	Year ending
	ended	ended			ended	December 31,	December 31,
	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005	2006	Change(%)
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,952,255	¥1,755,840	+	11.2	$16,976,130	¥3,754,191	¥4,130,000	+	10.0
Operating profit	338,477	270,189	+	25.3	2,943,278	583,043	690,000	+	18.3
Income before income taxes and minority interests	341,045	283,733	+	20.2	2,965,609	612,004	700,000	+	14.4
Net income	¥214,174	¥175,268	+	22.2	$1,862,383	¥384,096	¥440,000	+	14.6

Net income per share:
— Basic	¥160.85	¥131.74	+	22.1	$1.40	¥288.63	¥330.43	+	14.5
— Diluted	160.79	131.59	+	22.2	1.40	288.36	—		—

	Actual
	As of	As of			As of	As of
	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	December 31, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Total assets	¥4,107,366	¥3,657,425	+	12.3	$35,716,226	¥4,043,553

Stockholders’ equity	¥2,762,380	¥2,363,970	+	16.9	$24,020,696	¥2,604,682

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY115=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2006, solely for the convenience of the reader.
	3.	Based on the resolution of Board of Director’s meeting held on May 11, 2006, Canon has made a 3- for -2 stock split on July 1, 2006, for shareholders recorded in the shareholder’s register as of June 30, 2006. The basic net income per share, diluted net income per share, and projected net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split.
NON-CONSOLIDATED RESULTS FOR THE FIRST HALF

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual						Projected
	Six months	Six months			Six months	Year ended	Year ending
	ended	ended			ended	December 31,	December 31,
	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005	2006	Change(%)
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,266,000	¥1,158,478	+	9.3	$11,008,696	¥2,481,481	¥2,700,000	+	8.8
Operating profit	240,422	192,147	+	25.1	2,090,626	416,517	493,000	+	18.4
Ordinary profit	246,101	210,125	+	17.1	2,140,009	440,711	500,000	+	13.5
Net income	¥155,548	¥137,938	+	12.8	$1,352,591	¥289,294	¥316,000	+	9.2

Net income per share	¥175.23	¥155.52	+	12.7	$1.52	¥325.83	¥237.31		—
Dividend per share	50.00	32.50		—	0.43	100.00	83.33		—

	Actual
	As of	As of			As of	As of
	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	December 31, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Total assets	¥2,673,501	¥2,427,971	+	10.1	$23,247,835	¥2,652,847

Net assets	¥1,970,766	¥1,753,383	+	12.4	$17,137,096	¥1,875,433

Notes:	1.	U.S. dollar amounts are translated from yen at the rate of JPY115=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2006, solely for the convenience of the reader.
	2.	Based on the resolution of Board of Director’s meeting held on May 11, 2006, Canon has made a 3- for -2 stock split on July 1, 2006, for shareholders recorded in the shareholder’s register as of June 30, 2006. The projected net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split. The per share information assuming that the stock split was exercised on the beginning of the last year are as follows:

	Six months ended	Six months ended	Year ended
	June 30, 2006	June 30, 2005	December 31, 2005
Net income per share	¥116.82	¥103.68	¥217.22
Dividend per share	33.33	21.67	66.67

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

Management Policy
Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
Management goals
     Based on this basic management policy, Canon Inc. launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996 and Phase II in 2001— with the aim of becoming a truly excellent global company. Through these two five-year management plans, the company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. From 2006, Canon will make use of the solid management foundation achieved through the two five-year plans as the company initiates Phase III, a new five-year management initiative, targeting further growth and improved corporate value, pursuing sound growth by maintaining a high level of profitability while further expanding the company’s corporate scale. In particular, the company will focus on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses, and firmly establishing three display technologies as businesses
2)	Establishing new production systems to sustain international competitiveness
3)	Expanding business operations and establishing a Three Regional Headquarters System through diversification
4)	Identifying new business domains and accumulating required technologies
5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
Mid- to long-term management strategies
     In order to realize the above objectives, we will implement the following mid- to long-term management strategies:
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses
     In order to realize our objective of obtaining the No. 1 market share position for all of our core products, Canon will focus on thoroughly enhancing each business’s product development capabilities and product price competitiveness. Furthermore, in order to realize our objective of becoming No. 1 in each of our businesses, we will carry out the following measures.
     As for copying machines and laser beam printers, amid growing demand for color output in the office, we have applied Canon proprietary technology to actively launch competitive new products that are differentiated by their outstanding performance capabilities to expand our market share. Furthermore, we will take advantage of changes in the office network environment due to the spread of broadband networks and aim to get a jump on the competition with the development of a new-concept multifunction device that maximizes the functionality of each device connected to a network. Also, to satisfy the various needs of our customers, we will actively expand our document solutions business through the use of our platform architecture, which makes possible expanded functionality, and by supplying software and services. Furthermore, going forward, we aim to launch products with improved price competitiveness in emerging markets, which are expected to grow significantly, capitalizing on underlying demand to raise our market share.
     With regard to inkjet printers, we aim to expand our market share by utilizing Canon-developed high-precision inkjet print heads, which offer a competitive advantage in printing high-quality photo images, and strengthening our lineup of multifunction products, which have become a core segment of the market.
     In the digital camera segment, through the timely launch of competitive products that capitalize on our expertise in optical and image-processing technologies, we will further solidify our top market share position. Especially in the expanding market for digital SLR cameras, we aim to further expand our market share by taking advantage of our strong product lineup, spanning the range from professional to entry-level models, along with strengthening such proprietary imaging technologies as CMOS image sensors and the

DIGIC digital imaging engine, which support the differentiation of Canon products.
     As for compact digital cameras, which continue to drop in price, we aim to increase our market share by continuously launching competitive new models in a timely manner while also further strengthening our cost competitiveness through an integrated production system that tightly links all stages of production, from parts manufacturing through to final assembly.
     Furthermore, by taking advantage of our strengths in photo printers and digital cameras, we aim to become No. 1 worldwide in the home photo-printing market.
     With regard to IC steppers, we will raise our competitiveness in the market by concentrating on the early development of lithography equipment that employs such leading-edge technologies as liquid immersion technology. As for LCD aligners, a market in which Canon has already secured the No. 1 market share position, we aim to strengthen the development of next-generation models to further solidify our position in the future.
2)	Enhancing cost competitiveness
     Amid intensified price competition in the marketplace, we will continue our efforts to strengthen cost competitiveness in order to raise the price competitiveness of our products. In addition to further advancing the various reform initiatives that we have carried out until now—including production reform activities, centered on the cell production system, and “prototype-less” development, in which every effort has been made to eliminate the need for physical prototypes in the product-development process—we will strive to realize a “three-in-one” foundation for manufacturing that organically integrates development, manufacturing technology, and the factory floor. Plans also call for the introduction of automated production lines using automated assembly systems and robots that operate around the clock, seven days a week, making possible production in Japan at costs that are competitive with production elsewhere in Asia. To realize this goal, we are planning the construction of a new production-engineering center to speed up the strengthening of our production technology capabilities. In addition, we will focus our energies on in-house production, ranging from key devices to various manufacturing equipment and metal molds, and on efforts to improve procurement efficiency of the Canon Group. By thoroughly carrying out these cost-reduction activities we will strive to further lower our cost of sales ratio.
3)	Further enhancing technological strength, a source of profit and growth
     For a company to continue growing while maintaining profitability, it is essential to make the most of growth areas and increase competitiveness in such areas. To this end, last year we completed the construction of a leading-edge technology research center at our Shimomaruko headquarters in Tokyo to actively promote the creation of next-generation business domains and develop leading-edge technologies. We are also working to move ahead of the competition in the development of leading-edge technologies by pursuing partnerships with the world’s top research facilities and universities.
     To improve product competitiveness within existing business segments, we are also focusing our efforts on the development of key components and key devices. At the same time, we are working to further bolster base development technologies in the areas of measurement, analysis and simulation with the aim of further shortening development lead times and reducing the number of product prototypes through the realization of “prototype-less” development processes.
     In addition to the three management strategies outlined above, we will also promote group diversification and strive to create new independent businesses with manufacturing subsidiaries at the core.
     By steadily implementing these management strategies, we are working to further enhance growth and profitability for the Canon Group and link this to improved corporate value.
Business challenges and countermeasures
     At Canon, the creation of new businesses and maintaining our high profitability structure represent two very important management objectives to ensure continuous future growth. As for new businesses, we will promote research into leading-edge technologies in such areas of expertise as biotechnology, nanotechnology and life sciences. Also, to establish new business segments, we will take advantage of M&A opportunities and business tie-ups. Furthermore, we aim to enter the display business, moving away from a focus on still images as we strengthen our ability to deliver video images, which will play an increasingly important role in the broadband era. In this area, we are accelerating our development efforts for our new large-screen flat panel SEDs (Surface-conduction Electron-emitter Displays) toward full-scale commercialization. With this objective in mind, we established a joint venture company for the development and production of SED panels with Toshiba in October 2004.
     With regard to maintaining our high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of new businesses, we believe that it is important to further improve the profit-earning ability of our current businesses. To facilitate this, we will promote the development of new competitive products and actively pursue cost-reduction activities.
     We also view our approach to the environment as an important management issue which we need to deal with at the corporate level. From the product development stage through to production, sales, use, recovery, and recycling, we focus our energies on creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, we actively promote the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level. Through these kinds of activities, we aim to simultaneously pursue environmental preservation and corporate development.
Basic policy regarding share trading unit
     Canon maintains a basic policy of regularly reviewing its share trading unit from the standpoint of enhancing liquidity and stimulating broader investor participation.
     In view of this policy, the company changed the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004. Furthermore, the company initiated a 3-for-2 forward stock split with a Record Date of June 30, 2006, making its shares even more accessible to a broader range of potential shareholders.
Basic policy regarding profit distribution
     With regard to returning profits to shareholders, Canon actively works to do so mainly through the distribution of dividends, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance.
     Specifically, the medium- to long-term objective will be to continuously strive to raise the consolidated payout ratio to around 30 percent.
     In accordance with this policy, Canon raised its full-year per-share dividend from 65 yen in 2004, to 100 yen in 2005. And for the period ending December 2006, to further enhance shareholder return, in addition to the interim dividend of 50 yen, Canon plans to pay a year-end dividend of 50 yen (post stock-split basis). Calculated on a pre-stock-split basis, the year-end dividend per share would be 75 yen per share, equivalent to a full-year dividend increase of 25 yen per share.
     With regard to dividends from and after the fiscal year ending December 2007, we will review related policies, including the policy-making body and payout frequency.
Matters regarding the parent company, etc.
     Canon Inc. does not have a parent company.

Operating Results and Financial Conditions
2006 First Half in Review
Looking back at the global economy in the first half of 2006, the U.S. economy continued to display growth despite concerns over the effects of high crude oil prices and an increase in interest rates accompanying inflation fear, with private sector spending and corporate capital expenditure supporting expanded domestic demand. In Europe, the economy continued moving toward moderate recovery amid strong exports. Within Asia, China and India maintained high rates of growth while other economies in the region also enjoyed generally favorable performances. In Japan, the economy continued to indicate a trend toward recovery, boosted by an improvement of employment conditions and increased capital spending fueled by an upturn in corporate profits.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift toward color. As for computer peripherals, including printers, while demand within the laser beam printer market grew for color models, and shifted within the inkjet printer market from single-function to multifunction models, the segment suffered amid severe price competition. In the optical equipment segment, although the market for steppers, used in the production of semiconductors, indicated a trend toward moderate recovery, the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen in the first half was ¥115.63 to the U.S. dollar and ¥142.36 to the euro, representing year-on-year decrease of about 9% against the U.S. dollar, and 5% against the euro.
Amid these conditions, Canon’s consolidated net sales for the first half increased by 11.2% from the year-ago period to ¥1,952.3 billion (U.S.$16,976 million), boosted by a solid rise in sales of digital cameras, color network MFDs and laser beam printers, along with the positive effects of favorable currency exchange rates. The gross profit ratio marked a high level, improving 1.7 points year on year to reach 50.1%. The increase in the gross profit ratio was mainly the result of such factors as the launch of new products and cost reduction efforts realized through ongoing production-reform and procurement-reform activities, along with favorable sales of high value-added products. These absorbed the effects of escalating raw material costs, as well as severe price competition in the consumer product market. Owing to the increase in sales and an improvement in the gross profit ratio, first-half gross profit increased by 15.1% to ¥978.7 billion (U.S.$8,511 million). As for operating expenses, while first-half R&D expenditures grew by ¥10.1 billion (U.S.$88 million) for the year-ago period to ¥146.5 billion (U.S.$1,274 million), the operating expense to net sales ratio improved 0.2 points year on year as a result of limiting growth in selling, general and administrative expenses, with the exception of a temporary increase in expenses related to the relocation of operating bases. Consequently, operating profit in the first half totaled ¥338.5 billion (U.S.$2,943 million), a year-on-year increase of 25.3%. Although other income (deductions) declined mainly due to an increase in currency exchange losses on foreign-currency-denominated transactions, income before income taxes and minority interests in the first half totaled ¥341.0 billion (U.S.$2,966 million), a year-on-year increase of 20.2% as interest income grew in line with the rise in the interest rate, and first-half net income totaled ¥214.2 billion (U.S.$1,862 million), both recording all-time highs on a first-half basis.
Basic net income per share for the first half was ¥160.85 (U.S.$1.40), a year-on-year increase of ¥29.11 (U.S.$0.25). (Note: The basic net income per share calculation is based on the number of outstanding shares following the implementation of the stock split previously mentioned in this report.)

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, has increased significantly for color models in the U.S. and European markets, as well as in the domestic Japanese market. Within this sector, the iR C3170 series, equipped with a new high-speed image-processing chip, and the iR C3220 series continued to sell well, as did the new high-speed iR C6870-series models. Among monochrome network digital MFDs, mid-level models such as the iR4570 series contributed to expanded sales, along with the iR6570, featuring energy-saving performance, while low-end models, such as the iR2020 series with enhanced networking features, also contributed to sales growth. Overall, sales of office imaging products for the first half realized a year-on-year increase of 3.1%. In the field of computer peripherals, sales of laser beam printers increased for both low-end monochrome and color models while sales of supplies also recorded healthy growth, resulting in a year-on-year increase in sales of 15.4%. As for inkjet printers, despite a decline in the unit sales of single-function models and severe price competition in the market, sales in terms of value increased by 4.3% thanks to such factors as a significant increase in unit sales of multifunction models, such as the mid-level PIXMA MP500 and entry-level PIXMA MP150 for overseas markets, as well as favorable sales growth for consumables. As a result, sales of computer peripherals for the first half increased 11.9% year on year. Within the field of business information products, sales increased by 5.8%, amid healthy demand for an expanded lineup of document scanners. Collectively, sales of business machines for the first half totaled ¥1,286.6 billion (U.S.$11,188 million), a year-on-year increase of 7.5%. Operating profit for the business machines segment totaled ¥294.6 billion (U.S.$2,561 million), a year-on-year increase of 13.5%, supported by such factors as an improvement in the expense ratio and an increase in gross profit accompanying the growth in sales.
Within the camera segment, digital SLR cameras continued to enjoy robust growth, bolstered by particularly strong sales of the EOS DIGITAL REBEL XT and the newly introduced EOS 30D, which has also led to expanded sales of interchangeable lenses. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD550 and PowerShot SD450, as well as the PowerShot SD700 IS, PowerShot SD630, and PowerShot SD600, launched in the first half. Accordingly, unit sales of digital cameras for the first half expanded more than 20% compared with the year-ago period. In the field of digital video camcorders, newly introduced DVD models delivered strong performances, as did Mini DV models. As a result, overall camera sales for the first half increased by 21.4% from the year-ago period to ¥460.3 billion (U.S.$4,002 million). The gross profit ratio for the camera segment also rose substantially, boosted by such factors as favorable sales in high value-added products, along with cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit for the camera segment increased by 75.8% year on year to ¥108.7 billion (U.S.$946 million).
In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand, sales of optical products decreased in the first half amid declining demand for aligners, used to produce LCD panels, due to restrained investment by LCD manufacturers. As for the other products included in the segment, the subsidiary that was acquired last year contributed to significant sales growth. As a result, first-half sales for the optical and other products segment totaled ¥205.4 billion (U.S.$1,786 million), a year-on-year increase of 14.3%. Operating profit for the segment grew by 10.2% year on year to ¥23.2 billion (U.S.$202 million), boosted by the increase in gross profit accompanying the increase in sales.
Cash Flow
In the first half of 2006, Canon maintained cash flow from operating activities of ¥323.9 billion (U.S.$2,816 million), a year-on-year increase of ¥65.9 billion (U.S.$573 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income and depreciation expenses. Capital expenditure totaled ¥208.7 billion (U.S.$1,814 million), which was used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥210.3 billion (U.S.$1,829 million). As a result, free cash flow totaled ¥113.6 billion (U.S.$987 million), an improvement of ¥36.7 billion (U.S.$319 million) from ¥76.9 billion for the year-ago period.
Cash flow from financing activities recorded an outlay of ¥57.8 billion (U.S.$503 million), mainly resulting from the dividend payout of ¥59.9 billion (U.S.$521 million), an increase of ¥24.4 billion (U.S.$212 million) compared with the previous year. Consequently, cash and cash equivalents, which totaled ¥1,055.2 billion (U.S.$9,175 million), an increase of ¥50.2 billion (U.S.$437 million) from the end of the previous year, remained at a high level.

Non-consolidated Results and Dividend
Canon Inc.’s non-consolidated net sales during the first half totaled ¥1,266.0 billion (U.S.$11,009 million), a year-on-year increase of 9.3%. Ordinary profit grew by 17.1% to ¥246.1 billion (U.S.$2,140 million) and net income increased 12.8% to ¥155.5 billion (U.S.$1,353 million), marking all-time highs for both first-half ordinary profit and net income.
The Board of Directors is planning to increase the interim dividend by ¥17.50 (U.S.$0.15) to ¥50.00 (U.S.$0.43) per share.
Outlook
As for the outlook for the global economy in the third quarter and thereafter, although there are concerns due to such factors as price trends for crude oil and raw materials, as well as rising interest rates in the U.S., Europe, and Japan, the global economy is likely to continue its course toward modest recovery.
In the businesses in which Canon is involved, demand for digital cameras is expected to continue enjoying robust growth in Japan and overseas markets. As for network digital MFDs and laser beam printers, while demand is projected to shift toward full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. Within the semiconductor-production equipment market, demand for steppers indicates a trend toward moderate recovery, supported by increased investment by chip manufacturers. In the market for projection aligners used in the production of LCD panels, demand is expected to decline due to restrained investment by LCD manufacturers.
Reflecting the latest performance, the company has revised its forecasts for the 2006 fiscal year and now anticipates consolidated net sales of ¥4,130.0 billion (U.S.$35,913 million) and, in addition to consolidated income before income taxes and minority interests of ¥700.0 billion (U.S.$6,087 million), consolidated net income of ¥440.0 billion (U.S.$3,826 million). As for non-consolidated forecasts, while keeping its non-consolidated sales projection of ¥2,700.0 billion (U.S.$23,478 million), the company has revised its non-consolidated ordinary profit forecast to ¥500.0 billion (U.S.$4,348 million) and non-consolidated net income to ¥316.0 billion (U.S.$2,748 million). These forecasts assume currency exchange rates of ¥114 to the U.S. dollar and ¥143 to the euro, representing the same level against the U.S. dollar, and an approximately 4% depreciation of the yen against the euro compared with previous year.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending			Year ended
	December 31, 2006		Change	December 31, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥4,140,000	¥4,130,000	¥(10,000)	¥3,754,191	+	10.0%
Income before income taxes and minority interests	690,000	700,000	10,000	612,004	+	14.4%
Net income	432,000	440,000	8,000	384,096	+	14.6%

Non-consolidated Outlook

Fiscal year	Millions of yen
	Year ending			Year ended
	December 31, 2006		Change	December 31, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥2,700,000	¥2,700,000	¥—	¥2,481,481	+	8.8%
Ordinary profit	489,000	500,000	11,000	440,711	+	13.5%
Net income	313,000	316,000	3,000	289,294	+	9.2%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
GROUP POSITION
1. NUMBER OF GROUP COMPANIES

	June 30, 2006	December 31, 2005	Change
Subsidiaries	216	200	16
Affiliated Companies	13	13	—

Total	229	213	16

2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Notes:	1.	The companies with (*) are affiliated companies (equity method).
	2.	Following subsidiaries are listed on domestic stock exchange.
		Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
		Tokyo Stock Exchange (2nd section): Canon Software Inc.
		Osaka Stock Exchange (2nd section): Canon Machinery Inc.
		JASDAQ: Nisca Corporation.
	3.	Canon Sales Co., Inc. changed its corporate name to Canon Marketing Japan Inc. as of April 1, 2006.
		Lotte Canon Co., Ltd. changed its corporate name to Canon Korea Business Solutions Inc. as of March 3, 2006.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1. CONSOLIDATED STATEMENTS OF INCOME

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Results for the second quarter	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,028,983	¥912,473	+	12.8	$8,947,678
Cost of sales	518,788	472,097			4,511,200

Gross profit	510,195	440,376	+	15.9	4,436,478
Selling, general and administrative expenses	262,476	236,252			2,282,400
Research and development expenses	79,377	77,217			690,235

	341,853	313,469			2,972,635

Operating profit	168,342	126,907	+	32.6	1,463,843
Other income (deductions):
Interest and dividend income	6,155	3,289			53,522
Interest expense	(244)	(303)			(2,122)
Other, net	(2,799)	4,389			(24,339)

	3,112	7,375			27,061

Income before income taxes and minority interests	171,454	134,282	+	27.7	1,490,904
Income taxes	60,985	48,874			530,304

Income before minority interests	110,469	85,408			960,600
Minority interests	4,564	3,197			39,687

Net income	¥105,905	¥82,211	+	28.8	$920,913

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for three months ended June 30, 2006 and 2005 were JPY103,418 million (U.S.$899,287 thousand) and JPY86,568 million, respectively.

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Results for the first half	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,952,255	¥1,755,840	+	11.2	$16,976,130	¥3,754,191
Cost of sales	973,542	905,800			8,465,582	1,935,148

Gross profit	978,713	850,040	+	15.1	8,510,548	1,819,043
Selling, general and administrative expenses	493,709	443,465			4,293,122	949,524
Research and development expenses	146,527	136,386			1,274,148	286,476

	640,236	579,851			5,567,270	1,236,000

Operating profit	338,477	270,189	+	25.3	2,943,278	583,043
Other income (deductions):
Interest and dividend income	11,143	5,970			96,896	14,252
Interest expense	(625)	(771)			(5,435)	(1,741)
Other, net	(7,950)	8,345			(69,130)	16,450

	2,568	13,544			22,331	28,961

Income before income taxes and minority interests	341,045	283,733	+	20.2	2,965,609	612,004
Income taxes	118,814	101,268			1,033,166	212,785

Income before minority interests	222,231	182,465			1,932,443	399,219
Minority interests	8,057	7,197			70,060	15,123

Net income	¥214,174	¥175,268	+	22.2	$1,862,383	¥384,096

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for six months ended June 30, 2006 and 2005 were JPY217,475 million (U.S.$1,891,087 thousand) and JPY189,093 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES

					Thousands of
Results for the second quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥298,949	¥292,716	+	2.1	$2,599,557
Computer peripherals	329,867	285,445	+	15.6	2,868,409
Business information products	26,627	25,316	+	5.2	231,538

	655,443	603,477	+	8.6	5,699,504
Cameras	268,224	219,241	+	22.3	2,332,383
Optical and other products	105,316	89,755	+	17.3	915,791

Total	¥1,028,983	¥912,473	+	12.8	$8,947,678

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥232,604	¥208,024	+	11.8	$2,022,643
Overseas:
Americas	309,406	269,403	+	14.8	2,690,487
Europe	329,322	294,330	+	11.9	2,863,670
Other areas	157,651	140,716	+	12.0	1,370,878

	796,379	704,449	+	13.0	6,925,035

Total	¥1,028,983	¥912,473	+	12.8	$8,947,678

					Thousands of
Results for the first half	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Sales by product	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥585,437	¥567,799	+	3.1	$5,090,757	¥1,153,240
Computer peripherals	646,663	577,737	+	11.9	5,623,157	1,244,906
Business information products	54,496	51,495	+	5.8	473,877	104,255

	1,286,596	1,197,031	+	7.5	11,187,791	2,502,401
Cameras	460,285	379,152	+	21.4	4,002,478	879,186
Optical and other products	205,374	179,657	+	14.3	1,785,861	372,604

Total	¥1,952,255	¥1,755,840	+	11.2	$16,976,130	¥3,754,191

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Sales by region	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥446,298	¥416,118	+	7.3	$3,880,852	¥856,205
Overseas:
Americas	594,473	518,126	+	14.7	5,169,330	1,145,950
Europe	610,943	551,666	+	10.7	5,312,548	1,181,258
Other areas	300,541	269,930	+	11.3	2,613,400	570,778

	1,505,957	1,339,722	+	12.4	13,095,278	2,897,986

Total	¥1,952,255	¥1,755,840	+	11.2	$16,976,130	¥3,754,191

Notes:	1.	The primary products included in each of the product segments are as follows: Business machines:
Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals :	Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products :	Computer information systems / Document scanners / Personal information products / etc.
Cameras :	SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Results for the second quarter	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥655,443	¥603,477	+	8.6	$5,699,504
Intersegment	—	—		—	—

Total	655,443	603,477	+	8.6	5,699,504

Operating cost and expenses	513,046	484,852	+	5.8	4,461,269

Operating profit	142,397	118,625	+	20.0	1,238,235

Cameras
Net sales:
Unaffiliated customers	¥268,224	¥219,241	+	22.3	$2,332,383
Intersegment	—	—		—	—

Total	268,224	219,241	+	22.3	2,332,383

Operating cost and expenses	203,527	181,202	+	12.3	1,769,800

Operating profit	64,697	38,039	+	70.1	562,583

Optical and other products
Net sales:
Unaffiliated customers	¥105,316	¥89,755	+	17.3	$915,791
Intersegment	47,309	36,637	+	29.1	411,383

Total	152,625	126,392	+	20.8	1,327,174

Operating cost and expenses	143,956	118,032	+	22.0	1,251,791

Operating profit	8,669	8,360	+	3.7	75,383

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(47,309)	(36,637)		—	(411,383)

Total	(47,309)	(36,637)		—	(411,383)

Operating cost and expenses	112	1,480	-	92.4	975

Operating profit	(47,421)	(38,117)		—	(412,358)

Consolidated
Net sales:
Unaffiliated customers	¥1,028,983	¥912,473	+	12.8	$8,947,678
Intersegment	—	—		—	—

Total	1,028,983	912,473	+	12.8	8,947,678

Operating cost and expenses	860,641	785,566	+	9.6	7,483,835

Operating profit	168,342	126,907	+	32.6	1,463,843

Note:	General corporate expenses of JPY47,421 million (U.S.$412,357 thousand) and JPY38,121 million in the three months ended June 30, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Results for the first half	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,286,596	¥1,197,031	+	7.5	$11,187,791	¥2,502,401
Intersegment	—	—		—	—	—

Total	1,286,596	1,197,031	+	7.5	11,187,791	2,502,401

Operating cost and expenses	992,031	937,578	+	5.8	8,626,356	1,960,373

Operating profit	294,565	259,453	+	13.5	2,561,435	542,028

Cameras
Net sales:
Unaffiliated customers	¥460,285	¥379,152	+	21.4	$4,002,478	¥879,186
Intersegment	—	—		—	—	—

Total	460,285	379,152	+	21.4	4,002,478	879,186

Operating cost and expenses	351,549	317,298	+	10.8	3,056,948	705,480

Operating profit	108,736	61,854	+	75.8	945,530	173,706

Optical and other products
Net sales:
Unaffiliated customers	¥205,374	¥179,657	+	14.3	$1,785,861	¥372,604
Intersegment	88,706	71,818	+	23.5	771,356	158,114

Total	294,080	251,475	+	16.9	2,557,217	530,718

Operating cost and expenses	270,885	230,436	+	17.6	2,355,521	491,898

Operating profit	23,195	21,039	+	10.2	201,696	38,820

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—	¥—
Intersegment	(88,706)	(71,818)		—	(771,356)	(158,114)

Total	(88,706)	(71,818)		—	(771,356)	(158,114)

Operating cost and expenses	(687)	339		—	(5,973)	13,397

Operating profit	(88,019)	(72,157)		—	(765,383)	(171,511)

Consolidated
Net sales:
Unaffiliated customers	¥1,952,255	¥1,755,840	+	11.2	$16,976,130	¥3,754,191
Intersegment	—	—		—	—	—

Total	1,952,255	1,755,840	+	11.2	16,976,130	3,754,191

Operating cost and expenses	1,613,778	1,485,651	+	8.6	14,032,852	3,171,148

Operating profit	338,477	270,189	+	25.3	2,943,278	583,043

Note:	General corporate expenses of JPY87,931 million (U.S.$764,617 thousand) and JPY72,160 million in the six months ended June 30, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Results for the first half	June 30, 2006	June 30, 2005	Change(%)		June 30, 2006	2005
	(Unaudited)	(Unaudited)			(Unaudited)

Japan
Net sales:
Unaffiliated customers	¥505,924	¥481,444	+	5.1	$4,399,339	¥979,748
Intersegment	1,069,960	958,506	+	11.6	9,304,000	2,046,173

Total	1,575,884	1,439,950	+	9.4	13,703,339	3,025,921

Operating cost and expenses	1,203,207	1,129,146	+	6.6	10,462,669	2,362,019

Operating profit	372,677	310,804	+	19.9	3,240,670	663,902

Americas
Net sales:
Unaffiliated customers	¥590,878	¥516,933	+	14.3	$5,138,070	¥1,139,784
Intersegment	2,456	4,593	-	46.5	21,356	7,424

Total	593,334	521,526	+	13.8	5,159,426	1,147,208

Operating cost and expenses	570,559	503,674	+	13.3	4,961,383	1,110,415

Operating profit	22,775	17,852	+	27.6	198,043	36,793

Europe
Net sales:
Unaffiliated customers	¥610,293	¥550,401	+	10.9	$5,306,896	¥1,178,672
Intersegment	1,344	1,114	+	20.6	11,687	2,206

Total	611,637	551,515	+	10.9	5,318,583	1,180,878

Operating cost and expenses	593,528	537,469	+	10.4	5,161,113	1,147,658

Operating profit	18,109	14,046	+	28.9	157,470	33,220

Others
Net sales:
Unaffiliated customers	¥245,160	¥207,062	+	18.4	$2,131,825	¥455,987
Intersegment	361,772	292,479	+	23.7	3,145,845	646,530

Total	606,932	499,541	+	21.5	5,277,670	1,102,517

Operating cost and expenses	584,569	485,679	+	20.4	5,083,209	1,071,155

Operating profit	22,363	13,862	+	61.3	194,461	31,362

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—		$—	¥—
Intersegment	(1,435,532)	(1,256,692)	—		(12,482,888)	(2,702,333)

Total	(1,435,532)	(1,256,692)	—		(12,482,888)	(2,702,333)

Operating cost and expenses	(1,338,085)	(1,170,317)	—		(11,635,522)	(2,520,099)

Operating profit	(97,447)	(86,375)	—		(847,366)	(182,234)

Consolidated
Net sales:
Unaffiliated customers	¥1,952,255	¥1,755,840	+	11.2	$16,976,130	¥3,754,191
Intersegment	—	—	—		—	—

Total	1,952,255	1,755,840	+	11.2	16,976,130	3,754,191

Operating cost and expenses	1,613,778	1,485,651	+	8.6	14,032,852	3,171,148

Operating profit	338,477	270,189	+	25.3	2,943,278	583,043

Note:	General corporate expenses of JPY87,931 million (U.S.$764,617 thousand) and JPY72,160 million for the six months ended June 30, 2006 and 2005 respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	As of	As of		As of	As of
	June 30, 2006	Dec. 31, 2005	Change	June 30, 2006	June 30, 2005
	(Unaudited)			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥1,055,163	¥1,004,953	¥50,210	$9,175,330	¥935,921
Marketable securities	10,373	172	10,201	90,200	1,236
Trade receivables, net	637,624	689,427	(51,803)	5,544,557	542,192
Inventories	533,468	510,195	23,273	4,638,852	485,887
Prepaid expenses and other current assets	247,908	253,822	(5,914)	2,155,722	249,867

Total current assets	2,484,536	2,458,569	25,967	21,604,661	2,215,103
Noncurrent receivables	14,708	14,122	586	127,896	14,162
Investments	104,068	104,486	(418)	904,939	99,808
Property, plant and equipment, net	1,185,913	1,148,821	37,092	10,312,287	1,042,448
Other assets	318,141	317,555	586	2,766,443	285,904

Total assets	¥4,107,366	¥4,043,553	¥63,813	$35,716,226	¥3,657,425

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥14,564	¥5,059	¥9,505	$126,643	¥11,645
Trade payables	481,476	505,126	(23,650)	4,186,748	437,210
Income taxes	101,485	110,844	(9,359)	882,478	78,324
Accrued expenses	229,739	248,205	(18,466)	1,997,730	197,405
Other current liabilities	174,327	209,394	(35,067)	1,515,888	181,525

Total current liabilities	1,001,591	1,078,628	(77,037)	8,709,487	906,109
Long-term debt, excluding current installments	16,199	27,082	(10,883)	140,861	25,056
Accrued pension and severance cost	66,724	80,430	(13,706)	580,209	124,816
Other noncurrent liabilities	47,042	52,395	(5,353)	409,060	45,425

Total liabilities	1,131,556	1,238,535	(106,979)	9,839,617	1,101,406

Minority interests	213,430	200,336	13,094	1,855,913	192,049
Stockholders’ equity:
Common stock	174,543	174,438	105	1,517,765	174,153
Additional paid-in capital	403,355	403,246	109	3,507,435	402,013
Legal reserve	43,201	42,331	870	375,661	42,186
Retained earnings	2,171,681	2,018,289	153,392	18,884,183	1,838,441
Accumulated other comprehensive income (loss)	(24,911)	(28,212)	3,301	(216,617)	(87,487)
Treasury stock	(5,489)	(5,410)	(79)	(47,731)	(5,336)

Total stockholders’ equity	2,762,380	2,604,682	157,698	24,020,696	2,363,970

Total liabilities and stockholders’ equity	¥4,107,366	¥4,043,553	¥63,813	$35,716,226	¥3,657,425

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	As of	As of	As of	As of
	June 30, 2006	Dec. 31, 2005	June 30, 2006	June 30, 2005
	(Unaudited)		(Unaudited)	(Unaudited)
Allowance for doubtful receivables	¥13,722	¥11,728	$119,322	¥11,469
Accumulated depreciation	1,319,695	1,272,163	11,475,609	1,185,569
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(23,579)	(25,772)	(205,035)	(66,702)
Net unrealized gains and losses on securities	6,325	6,073	55,000	6,836
Net gains and losses on derivative instruments	(555)	(1,174)	(4,826)	67
Minimum pension liability adjustments	(7,102)	(7,339)	(61,756)	(27,688)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Millions of yen
					Accumulated
					other		Total
	Common	Additional	Legal	Retained	comprehensive	Treasury	stockholders'
	Stock	paid-in capital	reserve	earnings	income (loss)	stock	equity
Balances at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	105	109					214
Cash dividends				(59,912)			(59,912)
Transfers to legal reserve			870	(870)			—

Comprehensive income (loss)
Net income				214,174			214,174
Foreign currency translation adjustments					2,193		2,193
Net unrealized gains and losses on securities					252		252
Net gains and losses on derivative instruments					619		619
Minimum pension liablity adjustments					237		237

Total comprehensive income (loss)							217,475

Repurchase of treasury stock, net						(79)	(79)

Balances at June 30, 2006 (Unaudited)	¥174,543	¥403,355	¥43,201	¥2,171,681	¥(24,911)	¥(5,489)	¥2,762,380

Balances at December 31, 2004	¥173,864	¥401,773	¥41,200	¥1,699,634	¥(101,312)	¥(5,263)	¥2,209,896

Conversion of convertible debt and other	289	289					578
Capital transaction by consolidated subsidiaries and affiliated companies		(49)					(49)
Cash dividends				(35,475)			(35,475)
Transfers to legal reserve			986	(986)			—

Comprehensive income (loss)
Net income				175,268			175,268
Foreign currency translation adjustments					13,049		13,049
Net unrealized gains and losses on securities					(634)		(634)
Net gains and losses on derivative instruments					760		760
Minimum pension liablity adjustments					650		650

Total comprehensive income (loss)							189,093

Repurchase of treasury stock, net						(73)	(73)

Balances at June 30, 2005 (Unaudited)	¥174,153	¥402,013	¥42,186	¥1,838,441	¥(87,487)	¥(5,336)	¥2,363,970

Balances at December 31, 2004	¥173,864	¥401,773	¥41,200	¥1,699,634	¥(101,312)	¥(5,263)	¥2,209,896

Conversion of convertible debt and other	574	574					1,148
Capital transaction by consolidated subsidiaries and affiliated companies		899					899
Cash dividends				(64,310)			(64,310)
Transfers to legal reserve			1,131	(1,131)			—

Comprehensive income (loss)
Net income				384,096			384,096
Foreign currency translation adjustments					53,979		53,979
Net unrealized gains and losses on securities					(1,397)		(1,397)
Net gains and losses on derivative instruments					(481)		(481)
Minimum pension liablity adjustments					20,999		20,999

Total comprehensive income (loss)							457,196

Repurchase of treasury stock, net						(147)	(147)

Balances at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Thousands of U.S. dollars
Balances at December 31, 2005	$1,516,852	$3,506,487	$368,096	$17,550,339	$(245,321)	$(47,044)	$22,649,409

Conversion of convertible debt and other	913	948					1,861
Cash dividends				(520,974)			(520,974)
Transfers to legal reserve			7,565	(7,565)			—

Comprehensive income (loss)
Net income				1,862,383			1,862,383
Foreign currency translation adjustments					19,070		19,070
Net unrealized gains and losses on securities					2,191		2,191
Net gains and losses on derivative instruments					5,383		5,383
Minimum pension liablity adjustments					2,060		2,060
Total comprehensive income (loss)							1,891,087

Repurchase of treasury stock, net						(687)	(687)
Balances at June 30, 2006 (Unaudited)	$1,517,765	$3,507,435	$375,661	$18,884,183	$(216,617)	$(47,731)	$24,020,696

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2006	June 30, 2005	June 30, 2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	¥214,174	¥175,268	$1,862,383	¥384,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,155	98,556	940,478	225,941
Loss on disposal of property, plant and equipment	9,391	3,213	81,661	13,784
Deferred income taxes	8,014	8,608	69,687	(766)
(Increase) decrease in trade receivables	57,191	59,839	497,313	(48,391)
(Increase) decrease in inventories	(18,953)	7,161	(164,809)	27,558
Increase (decrease) in trade payables	(20,089)	(30,174)	(174,687)	16,018
Increase (decrease) in income taxes	(8,877)	(27,171)	(77,191)	1,998
Increase (decrease) in accrued expenses	(21,293)	(10,274)	(185,157)	31,241
Decrease in accrued pension and severance cost	(14,790)	(5,945)	(128,609)	(16,221)
Other, net	10,955	(21,120)	95,261	(29,580)

Net cash provided by operating activities	323,878	257,961	2,816,330	605,678

Cash flows from investing activities:
Purchases of fixed assets	(208,655)	(185,601)	(1,814,391)	(395,055)
Proceeds from sale of fixed assets	15,490	6,637	134,696	14,827
Purchases of available-for-sale securities	(6,433)	(381)	(55,939)	(5,680)
Proceeds from sale of available-for-sale securities	1,034	2,371	8,991	12,337
Acquisitions of subsidiaries, net of cash acquired	(605)	(1,219)	(5,261)	(17,657)
Purchases of other investments	(7,228)	(2,886)	(62,852)	(19,531)
Other, net	(3,900)	23	(33,914)	9,618

Net cash used in investing activities	(210,297)	(181,056)	(1,828,670)	(401,141)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	781	735	6,791	1,716
Repayments of long-term debt	(3,063)	(3,384)	(26,635)	(15,187)
Increase (decrease) in short-term loans	(404)	1,544	(3,513)	(12,011)
Dividends paid	(59,912)	(35,475)	(520,974)	(64,310)
Other, net	4,766	(1,829)	41,444	(4,147)

Net cash used in financing activities	(57,832)	(38,409)	(502,887)	(93,939)

Effect of exchange rate changes on cash and cash equivalents	(5,539)	9,651	(48,165)	6,581

Net increase in cash and cash equivalents	50,210	48,147	436,608	117,179

Cash and cash equivalents at beginning of period	1,004,953	887,774	8,738,722	887,774

Cash and cash equivalents at end of period	¥1,055,163	¥935,921	$9,175,330	¥1,004,953

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) CHANGES IN GROUP OF ENTITIES
Subsidiaries
Addition:	21 companies
Removal:	5 companies
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

1.	Marketable Securities and Investments
Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s debt securities and marketable equity securities consist of available-for-sale and held-to-maturity securities.
Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Accrued pension and severance cost
Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS
(1) MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen
	As of June 30, 2006			As of December 31, 2005
	Acquisition	Estimated	Unrealized	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Holding	Cost	Fair Value	Holding
			Gains/Losses			Gains/Losses
	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Available-for-sale:
Bank debt securities	¥71	¥71	¥—	¥71	¥71	¥—
Equity securities	—	—	—	101	101	—
Held-to-maturity:
Corporate debt securities	10,302	10,302	—	—	—	—

	¥10,373	¥10,373	¥—	¥172	¥172	¥—

Noncurrent:
Available-for-sale:
Government bonds	¥542	¥540	¥(2)	¥525	¥532	¥7
Corporate debt securities	4,087	4,087	—	85	88	3
Fund trusts	5,058	6,407	1,349	4,553	5,999	1,446
Equity securities	12,008	26,916	14,908	11,373	26,449	15,076
Held-to-maturity:
Corporate debt securities	10,409	10,409	—	20,961	20,961	—

	¥32,104	¥48,359	¥16,255	¥37,497	¥54,029	¥16,532

	Thousands of U.S. dollars
	As of June 30, 2006
	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Holding
			Gains/Losses
	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Available-for-sale:
Bank debt securities	$617	$617	$—
Held-to-maturity:
Corporate debt securities	89,583	89,583	—

	$90,200	$90,200	$—

Noncurrent:
Available-for-sale:
Government bonds	$4,713	$4,696	$(17)
Corporate debt securities	35,539	35,539	—
Fund trusts	43,983	55,713	11,730
Equity securities	104,417	234,052	129,635
Held-to-maturity:
Corporate debt securities	90,513	90,513	—

	$279,165	$420,513	$141,348

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars
	As of June 30, 2006		As of December 31, 2005		As of June 30, 2006
	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)
Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥605,763	¥(7,563)	¥645,188	¥(6,640)	$5,267,504	$(65,765)
To buy foreign currencies	47,344	(149)	46,424	(1,172)	411,687	(1,296)

CANON INC.	NON-CONSOLIDATED

1.  NON-CONSOLIDATED STATEMENTS OF INCOME
            (Parent company only)

	Millions of yen				Millions of yen
	Six months	Six months			Year
	ended	ended			ended
	June 30, 2006	June 30, 2005	Change (%)		December 31, 2005
Net sales	¥1,266,000	¥1,158,478	+	9.3	¥2,481,481
Cost of sales	785,624	741,242			1,571,561

Gross profit	480,376	417,236	+	15.1	909,920
Selling, general and administrative expenses	239,954	225,089			493,403

Operating profit	240,422	192,147	+	25.1	416,517
Other income (deductions):
Interest and dividend income	3,341	7,627			10,979
Interest expense	(34)	(33)			(57)
Other, net	2,372	10,384			13,272

	5,679	17,978			24,194

Ordinary profit	246,101	210,125	+	17.1	440,711
Non-ordinary gain (loss), net	(7,964)	(315)			(957)

Income before income taxes	238,137	209,810			439,754
Income taxes	82,589	71,872			150,460

Net income	¥155,548	¥137,938	+	12.8	¥289,294

Net income per share:	Yen	Yen			Yen

Basic	¥175.23	¥155.52			¥325.83

2.  DETAILS OF SALES
           (Parent company only)

	Millions of yen				Millions of yen
	Six months	Six months			Year
	ended	ended			ended
Sales by product	June 30, 2006	June 30, 2005	Change (%)		December 31, 2005
Business machines:
Office Imaging Products	¥255,313	¥257,592	-	0.9	¥509,260
Computer peripherals	578,465	506,408	+	14.2	1,085,616

	833,778	764,000	+	9.1	1,594,876
Cameras	330,532	279,682	+	18.2	663,062
Optical and other products	101,690	114,796	-	11.4	223,543

Total	¥1,266,000	¥1,158,478	+	9.3	¥2,481,481

	Millions of yen				Millions of yen
	Six months	Six months			Year
	ended	ended			ended
Sales by region	June 30, 2006	June 30, 2005	Change (%)		December 31, 2005
Japan	¥176,365	¥159,218	+	10.8	¥367,271
Overseas:
Americas	439,613	385,418	+	14.1	852,063
Europe	434,893	399,653	+	8.8	840,786
Other areas	215,129	214,189	+	0.4	421,361

	1,089,635	999,260	+	9.0	2,114,210

Total	¥1,266,000	¥1,158,478	+	9.3	¥2,481,481

CANON INC.
NON-CONSOLIDATED
3.  NON-CONSOLIDATED BALANCE SHEETS
            (Parent company only)

	Millions of yen
	As of	As of		As of
	June 30,	June 30,		December 31,
	2006	2005	Change	2005
ASSETS
Current assets:
Cash	¥314,452	¥305,649	¥8,803	¥261,680
Trade receivables	761,148	698,964	62,184	845,977
Inventories	201,536	191,896	9,640	189,699
Prepaid expenses and other current assets	154,594	140,538	14,056	163,909
Allowance for doubtful receivables	(66)	(2,860)	2,794	(383)

Total current assets	1,431,664	1,334,187	97,477	1,460,882

Fixed assets:
Net property, plant and equipment	744,329	643,814	100,515	713,960
Intangibles	29,042	22,607	6,435	27,123
Investments and other fixed assets	468,563	427,460	41,103	450,979
Allowance for doubtful receivables-noncurrent	(97)	(97)	—	(97)

Total fixed assets	1,241,837	1,093,784	148,053	1,191,965

Total assets	¥2,673,501	¥2,427,971	¥245,530	¥2,652,847

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥352,761	¥313,833	¥38,928	¥363,375
Short-term loans	37,084	40,597	(3,513)	33,159
Accrued income taxes	79,150	61,160	17,990	84,172
Other current liabilities	167,779	172,067	(4,288)	218,425

Total current liabilities	636,774	587,657	49,117	699,131

Convertible debenture	438	1,219	(781)	649
Accrued pension and severance cost	64,415	84,555	(20,140)	76,386
Accrued directors’ retirement benefits	1,108	1,157	(49)	1,248

Total noncurrent liabilities	65,961	86,931	(20,970)	78,283

Total liabilities	702,735	674,588	28,147	777,414

Stockholders’ equity:
Common stock	—	174,153	(174,153)	174,438
Capital Surplus	—	305,681	(305,681)	305,966
Retained earnings	—	1,271,141	(1,271,141)	1,393,662
Net unrealized gains on securities	—	7,744	(7,744)	6,777
Treasury stock	—	(5,336)	5,336	(5,410)

Total stockholders’ equity	—	1,753,383	(1,753,383)	1,875,433

Total liabilities and stockholders’ equity	—	¥2,427,971	¥(2,427,971)	¥2,652,847

Net assets
Stockholders’ equity:	1,964,205	—	1,964,205	—
Difference of appreciation and conversion	6,561	—	6,561	—

Total net assets	1,970,766	—	1,970,766	—

Total liabilities and net assets	¥2,673,501	—	¥2,673,501	—

	Millions of yen		Millions of yen
	As of	As of	As of
	June 30,	June 30,	December 31,
	2006	2005	2005
Accumulated depreciation	¥719,744	¥660,558	¥690,581

CANON INC.
NON-CONSOLIDATED
4.  NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
          (Parent company only)
(Millions of yen)

											Difference of
											appreciation
	Stockholders' equity										and conversion
		Capital surplus		Retained earnings
					Other retained earnings
					Reserve	Reserve for		Retained			Net
		Additional	Other		for	deferral of		earnings		Total	unrealized	Deferred	Total
	Common	paid-in	capital	Legal	special	capital gain	Special	brought	Treasury	stockholders’	gains on	profit	net
	Stock	capital	surplus	reserve	depreciation	on property	reserves	forward	stock	equity	securities	on hedges	assets

Balance of December 31, 2005	¥174,438	¥305,965	¥1	¥22,114	¥13,337	¥5	¥1,068,828	¥289,378	¥(5,410)	¥1,868,656	¥6,777	—	¥1,875,433

Changes in the term

Issuance of new shares										—			—

Conversion of convertible debentures	105	105								210			210

Transfer to reserve for special depreciation					8,358			(8,358)		—			—

Reversal of reserve for special depreciation					(6,510)			6,510		—			—

Transfer to reserve for deferral of capital gain on property						744		(744)		—			—

Reversal of reserve for deferral of capital gain on property						(17)		17		—			—

Transfer to special reserves							181,100	(181,100)		—			—

Bonus of directors and corporate auditors								(222)		(222)			(222)

Dividends from surplus								(59,912)		(59,912)			(59,912)

Net income								155,548		155,548			155,548

Purchase of treasury stock									(85)	(85)			(85)

Disposal of treasury stock			4						6	10			10

Net change of items other than stockholders’ equity										—	339	(555)	(216)

Total changes in the term	105	105	4	—	1,848	727	181,100	(88,261)	(79)	95,549	339	(555)	95,333

Balance of June 30, 2006	¥174,543	¥306,070	¥5	¥22,114	¥15,185	¥732	¥1,249,928	¥201,117	¥(5,489)	¥1,964,205	¥7,116	¥(555)	¥1,970,766

Canon Inc.
July 27, 2006
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2006
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	P&L SUMMARY (3rd Quarter 2006/Projection)	S 4
7.	PROFITABILITY	S 4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
9.	STATEMENTS OF CASH FLOWS	S 4
10.	R&D EXPENDITURE	S 5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
12.	INVENTORIES	S 5
13.	DEBT RATIO	S 5
14.	OVERSEAS PRODUCTION RATIO	S 5
15.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2006				2005				Change year over year
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Japan
Business machines	154,477	301,774	142,800	619,300	150,541	304,509	138,824	612,832	+2.6%	-0.9%	+2.9%	+1.1%
Office imaging products	88,639	178,855	90,500	364,900	89,981	185,544	87,260	357,689	-1.5%	-3.6%	+3.7%	+2.0%
Computer peripherals	48,846	86,800	37,300	186,900	43,532	82,909	36,191	183,727	+12.2%	+4.7%	+3.1%	+1.7%
Business information products	16,992	36,119	15,000	67,500	17,028	36,056	15,373	71,416	-0.2%	+0.2%	-2.4%	-5.5%
Cameras	36,876	64,674	33,400	138,900	31,416	57,999	33,667	127,886	+17.4%	+11.5%	-0.8%	+8.6%
Optical and other products	41,251	79,850	50,200	183,100	26,067	53,610	22,829	115,487	+58.2%	+48.9%	+119.9%	+58.5%

Total	232,604	446,298	226,400	941,300	208,024	416,118	195,320	856,205	+11.8%	+7.3%	+15.9%	+9.9%

Overseas
Business machines	500,966	984,822	513,200	2,070,300	452,936	892,522	459,361	1,889,569	+10.6%	+10.3%	+11.7%	+9.6%
Office imaging products	210,310	406,582	197,900	842,100	202,735	382,255	188,077	795,551	+3.7%	+6.4%	+5.2%	+5.9%
Computer peripherals	281,021	559,863	306,700	1,190,700	241,913	494,828	263,670	1,061,179	+16.2%	+13.1%	+16.3%	+12.2%
Business information products	9,635	18,377	8,600	37,500	8,288	15,439	7,614	32,839	+16.3%	+19.0%	+12.9%	+14.2%
Cameras	231,348	395,611	193,300	873,700	187,825	321,153	169,493	751,300	+23.2%	+23.2%	+14.0%	+16.3%
Optical and other products	64,065	125,524	62,100	244,700	63,688	126,047	54,329	257,117	+0.6%	-0.4%	+14.3%	-4.8%

Total	796,379	1,505,957	768,600	3,188,700	704,449	1,339,722	683,183	2,897,986	+13.0%	+12.4%	+12.5%	+10.0%

Americas
Business machines	206,847	414,417	218,900	865,500	187,418	374,966	195,487	795,268	+10.4%	+10.5%	+12.0%	+8.8%
Office imaging products	91,741	179,720	88,400	368,800	88,903	165,769	88,124	353,384	+3.2%	+8.4%	+0.3%	+4.4%
Computer peripherals	110,118	225,256	126,100	478,000	94,660	201,786	103,341	425,877	+16.3%	+11.6%	+22.0%	+12.2%
Business information products	4,988	9,441	4,400	18,700	3,855	7,411	4,022	16,007	+29.4%	+27.4%	+9.4%	+16.8%
Cameras	88,816	153,488	77,300	352,800	72,528	124,565	68,533	308,667	+22.5%	+23.2%	+12.8%	+14.3%
Optical and other products	13,743	26,568	12,400	55,200	9,457	18,595	10,157	42,015	+45.3%	+42.9%	+22.1%	+31.4%

Total	309,406	594,473	308,600	1,273,500	269,403	518,126	274,177	1,145,950	+14.8%	+14.7%	+12.6%	+11.1%

Europe
Business machines	222,929	431,781	220,200	915,800	204,604	398,026	196,343	838,081	+9.0%	+8.5%	+12.2%	+9.3%
Office imaging products	94,483	180,706	85,000	376,900	93,515	176,072	77,550	357,188	+1.0%	+2.6%	+9.6%	+5.5%
Computer peripherals	124,586	243,595	131,800	523,200	107,498	215,400	115,947	466,965	+15.9%	+13.1%	+13.7%	+12.0%
Business information products	3,860	7,480	3,400	15,700	3,591	6,554	2,846	13,928	+7.5%	+14.1%	+19.5%	+12.7%
Cameras	98,361	163,008	73,600	350,100	84,502	141,833	68,709	316,769	+16.4%	+14.9%	+7.1%	+10.5%
Optical and other products	8,032	16,154	7,800	34,300	5,224	11,807	5,569	26,408	+53.8%	+36.8%	+40.1%	+29.9%

Total	329,322	610,943	301,600	1,300,200	294,330	551,666	270,621	1,181,258	+11.9%	+10.7%	+11.4%	+10.1%

Other areas
Business machines	71,190	138,624	74,100	289,000	60,914	119,530	67,531	256,220	+16.9%	+16.0%	+9.7%	+12.8%
Office imaging products	24,086	46,156	24,500	96,400	20,317	40,414	22,403	84,979	+18.6%	+14.2%	+9.4%	+13.4%
Computer peripherals	46,317	91,012	48,800	189,500	39,755	77,642	44,382	168,337	+16.5%	+17.2%	+10.0%	+12.6%
Business information products	787	1,456	800	3,100	842	1,474	746	2,904	-6.5%	-1.2%	+7.2%	+6.7%
Cameras	44,171	79,115	42,400	170,800	30,795	54,755	32,251	125,864	+43.4%	+44.5%	+31.5%	+35.7%
Optical and other products	42,290	82,802	41,900	155,200	49,007	95,645	38,603	188,694	-13.7%	-13.4%	+8.5%	-17.8%

Total	157,651	300,541	158,400	615,000	140,716	269,930	138,385	570,778	+12.0%	+11.3%	+14.5%	+7.7%

Total
Business machines	655,443	1,286,596	656,000	2,689,600	603,477	1,197,031	598,185	2,502,401	+8.6%	+7.5%	+9.7%	+7.5%
Office imaging products	298,949	585,437	288,400	1,207,000	292,716	567,799	275,337	1,153,240	+2.1%	+3.1%	+4.7%	+4.7%
Computer peripherals	329,867	646,663	344,000	1,377,600	285,445	577,737	299,861	1,244,906	+15.6%	+11.9%	+14.7%	+10.7%
Business information products	26,627	54,496	23,600	105,000	25,316	51,495	22,987	104,255	+5.2%	+5.8%	+2.7%	+0.7%
Cameras	268,224	460,285	226,700	1,012,600	219,241	379,152	203,160	879,186	+22.3%	+21.4%	+11.6%	+15.2%
Optical and other products	105,316	205,374	112,300	427,800	89,755	179,657	77,158	372,604	+17.3%	+14.3%	+45.5%	+14.8%

Total	1,028,983	1,952,255	995,000	4,130,000	912,473	1,755,840	878,503	3,754,191	+12.8%	+11.2%	+13.3%	+10.0%

(P)=Projection

-S1-

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2006				2005				Change year over year
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year	2nd quarter		1st half		3rd quarter		Year
			(P)	(P)
Business machines
Unaffiliated customers	655,443	1,286,596	656,000	2,689,600	603,477	1,197,031	598,185	2,502,401	+	8.6%	+	7.5%	+	9.7%	+	7.5%
Intersegment	—	—	—	—	—	—	—	—		—		—		—		—

Total sales	655,443	1,286,596	656,000	2,689,600	603,477	1,197,031	598,185	2,502,401	+	8.6%	+	7.5%	+	9.7%	+	7.5%

Operating profit	142,397	294,565	146,000	600,600	118,625	259,453	132,379	542,028	+	20.0%	+	13.5%	+	10.3%	+	10.8%
% of sales	21.7%	22.9%	22.3%	22.3%	19.7%	21.7%	22.1%	21.7%		—		—		—		—

Cameras
Unaffiliated customers	268,224	460,285	226,700	1,012,600	219,241	379,152	203,160	879,186	+	22.3%	+	21.4%	+	11.6%	+	15.2%
Intersegment	—	—	—	—	—	—	—	—		—		—		—		—

Total sales	268,224	460,285	226,700	1,012,600	219,241	379,152	203,160	879,186	+	22.3%	+	21.4%	+	11.6%	+	15.2%

Operating profit	64,697	108,736	59,100	237,100	38,039	61,854	48,795	173,706	+	70.1%	+	75.8%	+	21.1%	+	36.5%
% of sales	24.1%	23.6%	26.1%	23.4%	17.4%	16.3%	24.0%	19.8%		—		—		—		—

Optical and other products
Unaffiliated customers	105,316	205,374	112,300	427,800	89,755	179,657	77,158	372,604	+	17.3%	+	14.3%	+	45.5%	+	14.8%
Intersegment	47,309	88,706	47,500	183,700	36,637	71,818	41,721	158,114	+	29.1%	+	23.5%	+	13.9%	+	16.2%

Total sales	152,625	294,080	159,800	611,500	126,392	251,475	118,879	530,718	+	20.8%	+	16.9%	+	34.4%	+	15.2%

Operating profit	8,669	23,195	14,900	47,400	8,360	21,039	9,228	38,820	+	3.7%	+	10.2%	+	61.5%	+	22.1%
% of sales	5.7%	7.9%	9.3%	7.8%	6.6%	8.4%	7.8%	7.3%		—		—		—		—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—		—		—		—		—
Intersegment	-47,309	-88,706	-47,500	-183,700	-36,637	-71,818	-41,721	-158,114		—		—		—		—

Total sales	-47,309	-88,706	-47,500	-183,700	-36,637	-71,818	-41,721	-158,114		—		—		—		—

Operating profit	-47,421	-88,019	-48,000	-195,100	-38,117	-72,157	-46,837	-171,511		—		—		—		—

Consolidated
Unaffiliated customers	1,028,983	1,952,255	995,000	4,130,000	912,473	1,755,840	878,503	3,754,191	+	12.8%	+	11.2%	+	13.3%	+	10.0%
Intersegment	—	—	—	—	—	—	—	—		—		—		—		—

Total sales	1,028,983	1,952,255	995,000	4,130,000	912,473	1,755,840	878,503	3,754,191	+	12.8%	+	11.2%	+	13.3%	+	10.0%

Operating profit	168,342	338,477	172,000	690,000	126,907	270,189	143,565	583,043	+	32.6%	+	25.3%	+	19.8%	+	18.3%
% of sales	16.4%	17.3%	17.3%	16.7%	13.9%	15.4%	16.3%	15.5%		—		—		—		—

(P)=Projection

3. OTHER INCOME/DEDUCTIONS	(Millions of yen)

	2006				2005				Change year over year
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year	2nd quarter		1st half		3rd quarter		Year
			(P)	(P)
Interest and dividend, net	5,911	10,518	5,600	22,200	2,986	5,199	3,204	12,511	+	2,925	+	5,319	+	2,396	+	9,689
Forex gain / loss	-6,555	-14,639	-4,100	-23,000	-1,639	-898	-550	-3,710		-4,916		-13,741		-3,550		-19,290
Equity earnings / loss of affiliated companies	553	2,094	600	3,400	908	2,061	-589	1,646		-355	+	33	+	1,189	+	1,754
Other, net	3,203	4,595	1,900	7,400	5,120	7,182	9,682	18,514		-1,917		-2,587		-7,782		-11,114

Total	3,112	2,568	4,000	10,000	7,375	13,544	11,747	28,961		-4,263		-10,976		-7,747		-18,961

(P)=Projection

-S2-

Canon Inc.
4. SALES COMPOSITION BY PRODUCT

	2006				2005
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Office imaging products
Monochrome copying machines	53%	53%	52%	52%	56%	57%	56%	56%
Color copying machines	30%	30%	30%	31%	29%	27%	29%	28%
Others	17%	17%	18%	17%	15%	16%	15%	16%

Computer peripherals
Laser beam printers	74%	75%	73%	72%	71%	72%	75%	71%
Inkjet printers (includes inkjet MFPs)	25%	24%	26%	27%	27%	26%	24%	27%
Others	1%	1%	1%	1%	2%	2%	1%	2%

Business information products
Personal computers	63%	66%	64%	65%	68%	70%	67%	69%
Others	37%	34%	36%	35%	32%	30%	33%	31%

Cameras
Film cameras / Lenses	16%	16%	15%	15%	16%	16%	18%	17%
Digital cameras	74%	74%	73%	74%	72%	72%	70%	72%
Video cameras	10%	10%	12%	11%	12%	12%	12%	11%

Optical and other products
Semiconductor production equipment	52%	52%	54%	52%	66%	68%	62%	64%
Others	48%	48%	46%	48%	34%	32%	38%	36%

(P)=Projection
5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2006
	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)
Business machines
Japan	+2.6%	-0.9%	+2.9%	+1.1%
Overseas	+4.3%	+2.9%	+8.1%	+5.5%

Total	+3.9%	+1.9%	+6.9%	+4.4%

Cameras
Japan	+17.4%	+11.5%	-0.8%	+8.6%
Overseas	+16.2%	+15.5%	+10.3%	+12.4%

Total	+16.4%	+14.9%	+8.4%	+11.9%

Optical and other products
Japan	+58.2%	+48.9%	+119.9%	+58.5%
Overseas	-2.2%	-4.1%	+12.4%	-6.9%

Total	+15.4%	+11.7%	+44.2%	+13.4%

Total
Japan	+11.8%	+7.3%	+15.9%	+9.9%
Overseas	+6.9%	+5.3%	+9.0%	+6.2%
Americas	+8.2%	+5.5%	+9.8%	+7.2%
Europe	+5.3%	+5.1%	+6.4%	+5.8%
Other areas	+7.6%	+5.1%	+12.6%	+5.0%

Total	+8.0%	+5.7%	+10.5%	+7.0%

(P)=Projection

-S3-

Canon Inc.

6. P&L SUMMARY (3rd Quarter 2006/Projection)	(Millions of yen)

	2006	2005	Change
	3rd quarter (P)	3rd quarter	year over year
Net sales	995,000	878,503	+13.3%
Operating profit	172,000	143,565	+19.8%
Income before income taxes and minority interests	176,000	155,312	+13.3%
Net income	113,000	100,617	+12.3%
(P)=Projection
7. PROFITABILITY

	2006		2005
	1st half	Year (P)	1st half	Year
ROE	16.0%	15.9%	15.3%	16.0%
ROA	10.5%	10.3%	9.7%	10.1%
(P)=Projection
8. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2006			2005
	1st half	2nd half (P)	Year (P)	1st half	Year
Yen/US$	115.63	114.00	114.76	106.18	110.58
Yen/Euro	142.36	143.00	142.70	136.14	137.04
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

2006
	1st half	Year (P)
US$	+52.8	+48.5
Euro	+21.2	+40.8
Other currencies	+2.6	+2.3

Total	+76.6	+91.6

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2006
2nd half (P)
On sales
US$	7.6
Euro	3.8
On operating profit
US$	4.2
Euro	2.8
(P)=Projection

9. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2006		2005
	1st half	Year (P)	1st half	Year
Net cash provided by operating activities
Net income	214,174	440,000	175,268	384,096
Depreciation and amortization	108,155	245,000	98,556	225,941
Other, net	1,549	15,000	-15,863	-4,359

Total	323,878	700,000	257,961	605,678
Net cash used in investing activities	-210,297	-450,000	-181,056	-401,141
Free cash flow	113,581	250,000	76,905	204,537
Net cash used in financing activities	-57,832	-104,200	-38,409	-93,939
Effect of exchange rate changes on cash and cash equivalents	-5,539	-11,800	9,651	6,581
Net change in cash and cash equivalents	50,210	134,000	48,147	117,179
Cash and cash equivalents at end of period	1,055,163	1,139,000	935,921	1,004,953

(P)=Projection

- S4 -

Canon Inc.

10. R&D EXPENDITURE	(Millions of yen)

	2006		2005
	1st half	Year (P)	1st half	Year
Business machines	54,877	—	57,724	117,219
Cameras	19,896	—	18,959	39,746
Optical and other products	71,754	—	59,703	129,511

Total	146,527	317,000	136,386	286,476

% of sales	7.5%	7.7%	7.8%	7.6%
(P)=Projection

11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	(Millions of yen)

	2006		2005
	1st half	Year (P)	1st half	Year
Capital expenditure	153,296	425,000	177,270	383,784
Depreciation and amortization	108,155	245,000	98,556	225,941
(P)=Projection
12. INVENTORIES

(1) Inventories	(Millions of yen)

	2006	2005
	Jun.30	Dec.31	Difference
Business machines	287,151	267,121	+20,030
Cameras	92,104	88,831	+3,273
Optical and other products	154,213	154,243	-30

Total	533,468	510,195	+23,273

(2) Inventories/Sales*	(Days)

	2006	2005
	Jun.30	Dec.31	Difference
Business machines	41	37	+4
Cameras	37	32	+5
Optical and other products	137	146	-9

Total	50	47	+3

*Index based on the previous six months sales.
13. DEBT RATIO

	2006	2005
	Jun.30	Dec.31	Difference
Total debt / Total assets	0.7%	0.8%	-0.1%
14. OVERSEAS PRODUCTION RATIO

	2006	2005
	1st half	Year
Overseas production ratio	40%	40%
15. NUMBER OF EMPLOYEES

	2006	2005
	Jun.30	Dec.31	Difference
Japan	50,534	48,637	+1,897
Overseas	71,054	66,946	+4,108

Total	121,588	115,583	+6,005

-S5-

July 27, 2006

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [First Section of Tokyo and other Stock Exchanges]

Inquiries:
Toshizo Tanaka Senior Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice regarding revision of projected dividend for the fiscal year ending December 31, 2006 (the 106th Business Term)
At a Board of Directors meeting held on July 27, 2006, a decision was made to revise the projected year-end dividend for the fiscal year ending December 31, 2006 (the 106th Business Term) as follows.

1.	Reason for the dividend revision

This year, the first year of Canon’s latest five-year initiative — Phase III of the Excellent Global Corporation Plan — the Company expects to exceed its projected financial results.
Based on this expectation, and in order to enhance shareholder return and steadily pursue our medium- to long-term objective targeting a shareholder return ratio of 30%, the following revision was made to the year-end dividend projection.

2.	Details of the revision

Dividend per share
Record Date	Mid-term	Year-end	Full Year
Previous projection		40.00 yen	90.00 yen
(May 11, 2006)	50.00 yen	(60.00 yen)	(110.00 yen)

		50.00 yen	100.00 yen
Current revision	50.00 yen	(75.00 yen)	(125.00 yen)

This year’s dividend payout	—	—	—

Previous year’s dividend payout
(Fiscal year ending December 31, 2005)	32.50 yen	67.50 yen	100.00 yen

Notes:
The projected year-end dividend reflects a 3-for-2 forward stock split for record date shareholders as of June 30, 2006.
For reference only, figures in parenthesis reflect the projected year-end and full year dividend on a pre-stock-split basis.
Furthermore, the dividend for the previous year and the mid-term dividend for this year are presented on a pre-stock-split basis.

1

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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